Exhibit 99.1

Lausanne, 19 October 2020

Invitation to the Extraordinary Shareholders' Meeting

Date:	Friday, 20 November 2020 | 2:00 PM Central European Time

Place:	EPFL Innovation Park, Building B | 1015 Lausanne | Switzerland

I.	Foreword	2

II.	Agenda	4

1	Election of Carl June as member of the Board of Directors	4

III.	Organizational Notes (including measures due to Covid-19)	4

1	Coronavirus Restrictions	4
2	Eligibility to Vote	4
3	Invitation and Ancillary Material	4
4	Voting (Instructions to Independent Proxy)	4

IV.	Legal Notice	5

V.	Frequently Asked Questions (FAQ)	6

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

I.	Letter to the Shareholders

Dear Shareholder,

The Board of Directors has decided to call an extraordinary shareholders' meeting and to ask you to approve the election of Prof. Carl June as member of the Board of Directors for a term until the end of the next Annual General Meeting.

Election of Carl June as member of the Board of Directors

The Board of Directors has the great pleasure to propose the election of Carl June as member of the Board of Directors for a term until the end of the next Annual General Meeting. Prof. June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy University of Pennsylvania, Perelman School of Medicine, USA.

Prof. June is a graduate of the Naval Academy in Annapolis, USA, and Baylor College of Medicine in Houston, USA, where he received his medical degree. Prof. June also completed graduate training in immunology and malaria with Dr. Paul-Henri Lambert at the World Health Organization, Geneva, Switzerland and post-doctoral training in transplantation biology with E. Donnell Thomas and John Hansen at the Fred Hutchinson Cancer Research Center in Seattle USA.

Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of cancer and chronic inflammation. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells.  This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has helped patients achieve remissions that last for years. The treatment was approved by the USA FDA in 2017 as a treatment for leukemia and lymphoma, opening a new era of innovative treatments and personalized medicine for cancer patients.

At the University of Pennsylvania, the June lab continues to develop new CAR cell therapies for other indications, including immunotherapy for the treatment of uncurable brain tumors. Prof. June has published more than 500 manuscripts and is the recipient of numerous prizes and honors. He was recently named the most influential academic scientist in the biopharmaceutical industry by FierceBiotech and has received many honors including election to the Institute of Medicine, the National Academy of Sciences, the American Philosophical Society and the American Academy of Arts and Sciences. He has received numerous awards, including the William B Coley award, the Richard V Smalley Memorial Award from the Society for Immunotherapy of Cancer, the AACR-CRI Lloyd J. Old Award in Cancer Immunology, the Philadelphia Award in 2012, the Taubman Prize for Excellence in Translational Medical Science in 2014 (shared w S. Grupp, B. Levine, D. Porter), the Paul Ehrlich and Ludwig Darmstaedter Prize (shared w J. Allison), the Novartis Prize in Immunology (shared w Z. Eshaar and S. Rosenberg), the Karl Landsteiner Memorial award, the Debrecen Award, the Karnofsky Award from the American Society of Clinical Oncology, and a lifetime achievement award from the Leukemia and Lymphoma Society.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

Your vote is important to AC Immune SA: please read carefully the Organizational Notes in Chapter III of this Invitation to ensure that your vote will be properly cast.

Sincerely

Dr. Doug Williams	Prof. Andrea Pfeifer

Chairman of the Board	CEO

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

Kindly find hereafter the agenda item and proposal of the Board of Directors in connection with the extraordinary general meeting of AC Immune SA:

II.	Agenda

1.	Election of Carl June as Member of the Board of Directors

The Board of Directors proposes for a term until the end of the next Annual General Meeting the election of Carl June as member of the Board of Directors.

III.	Organizational Notes (including on measures due to Covid-19)

1. Coronavirus Restrictions

1.1 No “in-person” Meeting for Shareholders

The persisting situation surrounding the coronavirus (Covid-19) and the updated measures prescribed by the Swiss Federal Council to combat this infectious disease have prompted us to take the same legal steps for the Extraordinary General Meeting as we took for the Annual General Meeting 2020. Our primary goal is to protect the health of our shareholders and employees as far as possible.

Because of this special situation, we have decided to reduce the Extraordinary General Meeting to the mandatory part as stipulated by Swiss law and by the Company’s Articles of Association. We will hold a meeting with a minimal attendance to which shareholders will not be invited to attend in person, and only hold the necessary election and vote. In particular, the members of the Board of Directors and of the Executive Committee will not be available for discussion.

1.2. Voting via the Independent Proxy

Based on article 27 of the Swiss Federal Council's "Ordinance 3 on Measures to Combat the Coronavirus (COVID-19)" of 19 June 2020, as subsequently amended, the Board of Directors resolved that the shareholders can exercise their rights exclusively through the independent proxy Reymond & Associés, represented by Mr. Denis Cherpillod, Attorney at Law, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland. You can do so following the instructions in Section 4.2 below.

2. Eligibility to Vote

Shareholders registered in the share register maintained by our transfer agent, Computershare

Trust Company N.A. (“Computershare”), up to and including 19 October 2020 at close of NASDAQ (“Record Date”) will be eligible to vote at the Extraordinary General Meeting. Shareholders selling their shares prior to the Extraordinary General Meeting are excluded from voting.

New shares acquired between 20 October 2020 and 23 November 2020 (at the opening of NASDAQ) will not give any corresponding voting rights for this Extraordinary General Meeting.

These restrictions on voting do not impact trading of AC Immune SA shares held by registered shareholders before, during or after the Extraordinary General Meeting.

3. Invitation and Ancillary Material

Shareholders who are registered with Computershare receive their Invitation to the Extraordinary General Meeting directly from Computershare. With their Invitation, these shareholders are receiving the means to vote electronically with the individual shareholder number (“QR Code”) and a personalized Proxy Card enabling them to give their voting instructions to the independent proxy. Section 4 below describes the voting process.

Shareholders who are “Beneficial Owners”, holding their AC Immune SA shares on 19 October 2020 through their broker or bank, are unknown to AC Immune SA or to Computershare. Their Invitation and material are issued by Computershare and channeled through their broker or bank. These shareholders should be able to vote on the portal of their bank or broker. If the receipt of the Invitation is delayed or impossible due to deficiencies in the postal delivery services, these shareholders may nevertheless access the Invitation and ancillary material for the Extraordinary General Meeting and download a generic proxy card on AC Immune SA's ’s website at https://ir.acimmune.com/events/egm.

4. Voting (Instructions to Independent Proxy)

Shareholders can vote exclusively through the independent proxy prior to the Extraordinary General Meeting (see Section 1.2 of Chapter III above).

The independent proxy will be physically present at the Extraordinary General Meeting to vote on behalf of the shareholders who issued instructions to him.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

4.1 Electronic-Voting

AC Immune SA recommends that shareholders do vote electronically through the Computershare portal with the individual shareholder number (“QR Code”) or, for “Beneficial Owners”, using the portal of their bank or broker. The independent proxy will receive the consolidated electronic instructions from shareholders, banks and brokers via Computershare.

Electronic voting instructions must be given no later than 18 November 2020 at 11:59 PM, US Eastern Standard Time.

4.2 Use of Proxy Card

Shareholders who do not wish to vote electronically may give their written instructions to the independent proxy by sending him their filled and signed Proxy Card at the email address independentproxy@acimmune.com or at the postal address indicated in Section 1.2, for delivery no later than 20 November 2020 at 11:00 AM, Central European Time.

Shareholders who are “Shareholders of Record” registered with Computershare until 19 October 2020 (“Record Date”) should use their nominal Proxy Card, with the individual shareholder number (“QR Code”). Shareholders who are “Beneficial Owners”, holding their AC Immune SA shares through their broker or bank, should use their nominal Proxy Card received from their bank or broker.

If for any reason shareholders have not received an Invitation or their Proxy Card, they may download a generic Proxy Card from the Company’s website at: https://ir.acimmune.com/events/egm

Once received by the independent proxy, voting instructions may not be changed by shareholders.

Shareholders who are “Beneficial Owners” on 19 October 2020 will be requested to attach to their signed Proxy Card (i) a declaration of honor, confirming that they have not instructed the independent proxy electronically, and (ii) a bank statement establishing the number of shares in their nominal ownership.

Should the independent proxy receive voting instructions from shareholders both electronically and in writing, only the electronic instructions will be taken into account.

IV.	Legal Notice

Per AC Immune SA's Articles of Association, the official Invitation to the Extraordinary General Meeting will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 30 October 2020. Concurrently with the publication in the SOGC, AC Immune SA's webpage “Investors/Extraordinary General Meeting 2020” on

https://ir.acimmune.com/events/egm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC.

Ecublens, AC Immune SA

On behalf of the Board of Directors

Dr. Douglas Williams, Chairman of the Board of Directors

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

V.	Frequently Asked Questions (FAQ)

1.	Definitions

1.1	What is the “EGM”? It stands for AC Immune SA’s Extraordinary General Meeting, which is taking place on 20 November 2020, at 2 PM (Central European Time) at AC Immune SA’s premises in Lausanne, Switzerland.

1.2	What is a “Shareholder of Record”? A shareholder of AC Immune SA whose shares are currently registered in such shareholder’s name with Computershare.

1.3	What is a “Beneficial Owner”? A shareholder whose shares of AC Immune SA are currently registered in the name of a bank or brokerage firm (acting as the Beneficial Owner’s record holder).

1.4	What is the “Record Date”? 19 October 2020 at close of NASDAQ.

2.	Shareholders’ eligibility to vote

2.1	I am a registered shareholder (whether as Shareholder of Record or as Beneficial Owner) on the Record Date: can I vote at the EGM? Yes, if you still hold your AC Immune SA shares on the date of the EGM.

2.2	I have purchased AC Immune SA shares between the Record Date and the date of the EGM: can I vote at the EGM? No.

3.	Invitation to EGM

3.1	How do I receive my personalized Invitation to the EGM? If you are a Shareholder of Record, you should receive your Invitation to the EGM directly from Computershare via email around 21 October 2020. If you are a Beneficial Owner, Computershare will send your Invitation to your bank or broker via email or post (if you opted-out of email correspondence in your bank or broker’s system).

3.2	I have not received a personalized Invitation: how can I procure an Invitation and how can I vote? A non-personalized Invitation and all documentation (including a generic proxy card) may be downloaded from AC Immune SA's website (https://ir.acimmune.com/events/egm). The official Invitation with the agenda items and the proposals of the Board of Directors is published in the Swiss Official Gazette of Commerce on or before 30 October 2020

(https://shab.ch/#!/gazette), a link which will be provided on AC Immune's website.

4.	Voting

4.1	How can I vote? Each of your AC Immune SA shares gives you one vote at the EGM. Due to persisting situation surrounding the coronavirus (Covid-19), the EGM will not be held as an “in-person” meeting among the shareholders. You will have to exercise your votes through the independent proxy, who will be present at the EGM and vote on your behalf on the basis of instructions that you have given to him either electronically or by using the Proxy Card.

4.2	How can I vote electronically? We recommend that you give your instructions to the independent proxy electronically:

▪	If you are a Shareholder of Record you can vote through the Computershare portal using your unique voting code provided to you by Computershare.

▪	If you are a Beneficial Owner, you will have to follow the instructions of your bank or broker on the use of their portal or other digital means (such as, potentially, phone instructions).

The independent proxy will receive the consolidated electronic instructions from all shareholders and vote accordingly at the EGM.

4.3	Where do I find my individual shareholder number (“QR Code”)? Shareholders of Record receive their individual shareholder number (“QR Code”) from Computershare on their Proxy Card. Beneficial Owners receive their unique identification code from their bank or broker with the Invitation and material.

4.4	What is the use of the Proxy Card? The individualized Proxy Card which is received with the Invitation is an alternative to electronic voting: it needs to be completed, signed and sent to the independent proxy, together with the supporting documentation (if you are a Beneficial Owner) to the email address of the independent proxy independentproxy@acimmune.com or to his postal address: Reymond & Associés, represented by Mr. Denis Cherpillod, Attorney at Law, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

4.5	What is the Supporting Documentation? If you are a Beneficial Owner and are not voting electronically, this documentation has to be provided in support of the Proxy Card to the independent proxy, and consists of:

▪	A signed declaration of honor by which you confirm that you have not voted electronically. A model can be downloaded from AC Immune SA's website (https://ir.acimmune.com/events/egm).

▪	A bank or broker statement confirming the number of AC Immune SA shares held by you.

The supporting documentation has to be sent to the independent proxy with the Proxy Card as described in the Answer 4.4 above.

4.6	What is my deadline for voting? You have to issue your instructions to the independent proxy:

▪	if you vote electronically, on or before 18 November 2020 at 11:59 PM US Eastern Standard Time; or

▪	if you vote by Proxy Card, your Proxy Card and supporting documentation must be received by the independent proxy before 20 November 2020 at 11:00 AM Central European Time.

4.7	I have not received a personalized Proxy Card or lost my Proxy Card: how can I vote? If you are a Shareholder of Record you should contact Computershare to obtain your unique voting code and duplicate Proxy Card. If you are a Beneficial Owner, you should contact your bank or broker to enquire on your available means of voting. In any case, you can download a generic proxy card from AC Immune SA's website at https://ir.acimmune.com/events/egm, complete it out and send it to the independent proxy with the Supporting Documentation as described in Answers 4.4 and 4.5.

5.	The EGM

5.1	Will the EGM take place as a physical meeting? Yes, the EGM will be held as a physical meeting but due to the persisting situation surrounding the coronavirus (Covid-19), without the shareholders being physically present. At minimum, the Chairman of the Board of Directors or his substitute, the CEO, the independent proxy and the secretary of the EGM will be in physical attendance at the EGM.

5.2	Can I vote in “real-time” at the EGM? No, instructions may only be given to the independent proxy before the EGM, all as detailed in the Answers in Section 4 above.

5.3	How can I vote on motions which are amended during the EGM or on new motions proposed? On the electronic portal or on the Proxy Card, you may give a general instruction to the independent proxy to vote in favor of the motions as proposed by the Board of Directors, to oppose such motions, or to abstain.

5.4	Will the EGM be recorded or broadcasted? No, due to the technical challenges, the Board of Directors has decided that the EGM will not be recorded or broadcast.

* * * * *

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm